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Armada shares start trading today

Moscow, May 24, 2007. – OAO RBC Information Systems informs its shareholders, who became the owners of Armada stock, that trading in ordinary shares of Armada has started on MICEX and RTS stock exchanges today.

In accordance with the decision of the MICEX Board of May 22, 2007, ordinary shares of OAO Armada were included in the "I" quotation list. The RTS Executive Board approved the inclusion of Armada shares on the "I" quotation list on May 23, 2007. The issuer was assigned the **ARMD ticker symbol** for both stock exchanges.

The most comprehensive and up-to-date information on the company can be can be found on Armada's corporate website at www.armadaitgroup.ru. The English version of the website is located at www.armadaitgroup.com. In order to regularly receive Armada's corporate news for investors, please send a corresponding request to the following email address: nmakeeva@rbc.ru.

The contact person for investor relations at OAO Armada is Dmitry Chursin,
tel.: +7 (495) 363-03-84, e-mail: ir@armadaitgroup.ru.

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RBC shares included on MSCI Russia Small Cap index

Moscow, May 10, 2007 - Common shares of OAO RBC Information Systems (**RTS, MICEX: RBCI**) will be included on MSCI Russia Small Cap along with twenty-two other Russian issuers.

MSCI Barra has announced enhancements to the methodology of its market-leading family of equity indices, including MSCI Russia. Particularly, the company will offer a broader coverage of large and mid cap issuers within the MSCI Russia Standard index and for the first time represent small cap securities in the MSCI Russia Small Cap index. In experts' opinion, the latter will draw attention of the investment community to small cap Russian companies that are well positioned for further growth.

According to MSCI Barra, the enhancements take into account international investors' evolving needs, by reflecting a broader and deeper investment opportunity set, segmented by size, style and industry.

The changes will be introduced in stages: Provisional Standard and Small Cap Indices that fully reflect the enhanced methodology will be made available to clients, beginning on June 5, 2007 and the final transition will be made in May 2008.

MSCI Barra develops and maintains equity, REIT and hedge fund indices that serve as benchmarks for an estimated USD 3 trillion on a worldwide basis. Morgan Stanley, a global financial services firm and a market leader in securities, asset management, and credit services, is the majority shareholder of MSCI Barra.

Investor contact: **Natalia Makeeva**
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.